# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐      Form C: Offering Statement
☐      Form C-U: Progress Update
☐      Form C/A: Amendment to Offering Statement
         ☐      Check box if Amendment is material and investors must reconfirm within five business days.
☒      Form C-AR: Annual Report
☐      Form C-AR/A: Amendment to Annual Report
☐      Form C-TR: Termination of Reporting

*Name of Issuer:*
Grapestars International, Inc.

*Legal status of Issuer:*

         *Form:*
         Corporation

         *Jurisdiction of Incorporation/Organization:*
         Delaware

         *Date of Organization:*
         July 12, 2016

*Physical Address of Issuer:*
78 Southwest 7th Street, Miami, FL, United States

*Website of Issuer:*
http://www.grapestars.com

*Current Number of Employees:*
5

| | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| Total Assets | $2,639,580 | $2,109,080 |
| Cash and Cash Equivalents | $552 | $485 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $725,215 | $412,596 |
| Long-term Debt | $50,000 | $0 |
| Revenues/Sales | $1,248 | $34,714 |
| Cost of Goods Sold | $0 | $31,782 |
| Taxes Paid | $0 | $0 |
| Net Income | -$1,275,439 | -$1,473,807 |

**Annual Report for Form C-AR**

**of**

**Grapestars International, Inc.**

A Delaware corporation

**April 29, 2022**

## GRAPESTARS INTERNATIONAL, INC.

Grapestars International, Inc., a Delaware corporation ("**Grapestars**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.**

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at http://www.grapestars.com no later than 120 days following the end of its fiscal year.

**Ongoing Reporting**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at http://www.grapestars.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

# Grapestars International, Inc.

## FINANCIAL CONDITION OF GRAPESTARS INTERNATIONAL, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Grapestars International, Inc. is referenced throughout this Form C-AR.

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.*

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $25,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

## COMPANY INFORMATION

| | |
|---|---|
| **Issuer Legal Name:** | Grapestars International, Inc. |
| **Form of Organization:** | Corporation |
| **Jurisdiction in Which Issuer is Formed:** | Delaware |
| **Date of Organization:** | July 12, 2016 |
| **Physical Address:** | 78 Southwest 7th Street, Miami, FL, United States |
| **Web Site:** | http://www.grapestars.com |
| **Locations in Which the Company Conducts Business:** | Florida |

## OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities | Education |
|---|---|---|---|

| | | for the Last Three (3) Years | |
|---|---|---|---|
| Jean Jean Pelletier | CEO, Director | GrapeStars - CEO. 2017 - Present | BS in Political Science - University of Montreal Certificate of Business Marketing - University of Montreal |
| Robert Pelletier | President | GrapeStars - President. 2017 - Present | N/A |
| Stephan Fortier | CEO, Director | The Fortier Creative Group - CEO. 1990-Present | Bachelor's in Accounting and Business Management- University of Quebec at Montreal |
| Bruno Gutton | Director | GrapeStars – Co-founder and Board Member: January 2017- Present | C.E.C.E. Aix-Marseille / M.B.A. in Logistics and Intl Trade from Groupe Ecole Internationale Des Affaires (E.I.A.) |

## CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

No person beneficially owns more than 20% or more the of the Company's outstanding equity securities, calculated on the basis of voting power.

**Restrictions on Transfer of Securities Sold in Reliance on Regulation CF**

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Number of Securities Issued | Use of Proceeds | Issue Date | Offering Exemption Relied Upon |
|---|---|---|---|---|---|
| Common Stock | $1,000,000 | 3,020 | Software Engineering | May 1, 2020 | Section 4(a)(2) |
| Common Stock | $3,309,805 | 27,782 | Software Engineering | December 31, 2019 | Section 4(a)(2) |
| Crowd SAFE | $121,579 | 1 | Working Capital | September 25, 2020 | Regulation Crowdfunding |

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

## PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company closed its Regulation CF offering in September of 2020. It has filed a Form C-AR on May 3, 2021 for the calendar year 2020. This is the Company's second Form C-AR.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Stephan Fortier

(Signature)

Stephan Fortier

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jean Jean Pelletier

(Signature)

Jean Jean Pelletier

(Name)

CEO, Director

(Title)

April 29, 2022

(Date)

/s/Stephan Fortier

(Signature)

Stephan Fortier

(Name)

Director

(Title)

April 29, 2022

(Date)

/s/Bruno Gutton
_____
(Signature)

Bruno Gutton
_____
(Name)

Board Member
_____
(Title)

April 29, 2022
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accoumting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## *Self-Certification of Financials*

I, Stephan Fortier, being the CEO of Grapestars International, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Grapestars International, Inc. included in this Form are true and complete in all material respects.

/s/ Stephan Fortier
_____
(Signature)

Stephan Fortier
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

# EXHIBIT A

*Financial Statements*

# GrapeStars International, Inc.

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| SVB Checking (1928) | 551.63 |
| **Total Bank Accounts** | **$551.63** |
| Other Current Assets | |
| Pryor Cashman Retainer Balance | 18,393.56 |
| **Total Other Current Assets** | **$18,393.56** |
| **Total Current Assets** | **$18,945.19** |
| Fixed Assets | |
| Camera Equipment | 10,453.97 |
| Computers & Electronics | 12,085.64 |
| **Total Fixed Assets** | **$22,539.61** |
| Other Assets | |
| App | 957,325.18 |
| App Development | 1,590,696.30 |
| Pre-constitution Expenses | 50,074.08 |
| **Total Other Assets** | **$2,598,095.56** |
| **TOTAL ASSETS** | **$2,639,580.36** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Buratti PA Payable | 32,440.45 |
| Concepta Payable | 50,083.73 |
| Consultants Payable | 18,000.00 |
| Dentons Payable | 1,900.00 |
| Narvar, Inc. Payable | 10,439.00 |
| Payable Le Agency | 98,000.00 |
| Silverberg & Weiss Payable | 8,831.50 |
| **Total Accounts Payable** | **$219,694.68** |
| Other Current Liabilities | |
| Accrued Income | 3.69 |
| Convertible Debentures | 12,500.00 |
| Interest Payable | 273,017.00 |
| Klink Payable | 30,000.00 |
| Short Term Loan - Debenture | 190,000.00 |
| **Total Other Current Liabilities** | **$505,520.69** |
| **Total Current Liabilities** | **$725,215.37** |

# GrapeStars International, Inc.

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **Long-Term Liabilities** |  |
| Observatory payable | 50,000.00 |
| **Total Long-Term Liabilities** | **$50,000.00** |
| **Total Liabilities** | **$775,215.37** |
| Equity |  |
| Capital Stock | 5,944,709.31 |
| Debentures Converted into Capital Stock | 547,982.88 |
| Initial capital stock | 25,000.00 |
| Republic Investment | 117,879.00 |
| Retained Earnings | -3,495,767.29 |
| Net Income | -1,275,438.91 |
| **Total Equity** | **$1,864,364.99** |
| **TOTAL LIABILITIES AND EQUITY** | **$2,639,580.36** |

# GrapeStars International, Inc.

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| **Income** | |
| Sales | 1,248.48 |
| **Total Income** | **$1,248.48** |
| GROSS PROFIT | **$1,248.48** |
| Expenses | |
| Accounting Fees | 23,600.00 |
| Advertising & Marketing | 51,125.73 |
| Bank Charges & Fees | 3,569.49 |
| Bonus | 30,000.00 |
| Call Center Customer Support | 66,234.00 |
| Consultants | |
| Consultants Fee | 264,000.00 |
| Consultants Others | 156,722.89 |
| **Total Consultants** | **420,722.89** |
| Entertainment - Business Development | 146,675.66 |
| Filings and Compliance | 1,772.96 |
| health insurance | 15,600.00 |
| Insurance | 19,604.61 |
| Interest Paid | 144,757.00 |
| Legal & Professional Fees | 149,056.41 |
| Office Supplies & Software | 4,092.40 |
| Payroll Processing Fees | 1,755.04 |
| Podcast | 6,252.39 |
| Postage | 174.35 |
| Promotional Expenses | 800.00 |
| Travel and Transportation | 138,689.49 |
| Utilities | 24,340.98 |
| Web Hosting | 27,863.99 |
| **Total Expenses** | **$1,276,687.39** |
| NET OPERATING INCOME | **$ -1,275,438.91** |
| NET INCOME | **$ -1,275,438.91** |

# GrapeStars International, Inc.

## Statement of Cash Flows

### January - December 2021

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -1,276,006.65 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Beverage Advisory Group Payable | -2,000.00 |
| Buratti PA Payable | -5,000.00 |
| Dentons Payable | 567.74 |
| DPF Law Payable | -9,685.17 |
| Nestor Vilolobos Payable | -6,000.00 |
| Payable Le Agency | 98,000.00 |
| Convertible Debentures | -40,000.00 |
| Interest Payable | 128,757.00 |
| Klink Payable | 30,000.00 |
| Short Term Loan - Debenture | 90,000.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 284,639.57 |
| **Net cash provided by operating activities** | $ -991,367.08 |
| **INVESTING ACTIVITIES** |  |
| Computers & Electronics | -6,626.60 |
| App | -30,000.00 |
| App Development | -416,307.00 |
| **Net cash provided by Investing activities** | $ -452,933.60 |
| **FINANCING ACTIVITIES** |  |
| Observatory payable | 50,000.00 |
| Capital Stock | 1,394,367.31 |
| **Net cash provided by financing activities** | $1,444,367.31 |
| **NET CASH INCREASE FOR PERIOD** | $66.63 |
| Cash at beginning of period | 485.00 |
| **CASH AT END OF PERIOD** | $551.63 |

# GrapeStars International, Inc.

Balance Sheet

As of December 31, 2020

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| SVB Checking (1928) | 485.00 |
| **Total Bank Accounts** | **$485.00** |
| Other Current Assets | |
| Pryor Cashman Retainer Balance | 18,393.56 |
| **Total Other Current Assets** | **$18,393.56** |
| **Total Current Assets** | **$18,878.56** |
| Fixed Assets | |
| Camera Equipment | 10,453.97 |
| Computers & Electronics | 5,459.04 |
| **Total Fixed Assets** | **$15,913.01** |
| Other Assets | |
| App | 957,325.18 |
| App Development | 1,066,889.30 |
| Pre-constitution Expenses | 50,074.08 |
| **Total Other Assets** | **$2,074,288.56** |
| **TOTAL ASSETS** | **$2,109,080.13** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Buratti PA Payable | 22,516.45 |
| Concepta Payable | 50,083.73 |
| Dentons Payable | 3,512.35 |
| Marketing Payable | 3,750.00 |
| Narvar, Inc. Payable | 10,439.00 |
| Silverberg & Weiss Payable | 8,831.50 |
| **Total Accounts Payable** | **$99,133.03** |
| Other Current Liabilities | |
| Accrued Expense | -3.24 |
| Accrued Income | 3.69 |
| Convertible Debentures | 52,500.00 |
| Interest Payable | 145,963.00 |
| Short Term Loan - Debenture | 115,000.00 |
| **Total Other Current Liabilities** | **$313,463.45** |
| **Total Current Liabilities** | **$412,596.48** |
| **Total Liabilities** | **$412,596.48** |
| Equity | |
| Capital Stock | 4,565,342.00 |
| Debentures Converted into Capital Stock | 547,982.88 |
| Initial capital stock | 25,000.00 |
| Republic Investment | 117,879.00 |
| Retained Earnings | -2,085,913.71 |
| Net Income | -1,473,806.52 |
| **Total Equity** | **$1,696,483.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$2,109,080.13** |

# GrapeStars International, Inc.

## Profit and Loss
### January - December 2020

|  | TOTAL |
|---|---|
| **Income** |  |
| Sales | 34,713.83 |
| **Total Income** | **$34,713.83** |
| Cost of Goods Sold |  |
| Retailer Cost | 31,781.68 |
| **Total Cost of Goods Sold** | **$31,781.68** |
| **GROSS PROFIT** | **$2,932.15** |
| **Expenses** |  |
| Accounting Fees | 12,640.00 |
| Advertising & Marketing | 265,707.31 |
| Bank Charges & Fees | 13,052.44 |
| Bonus | 110,000.00 |
| Brand Outreach | 4,000.00 |
| Call Center Customer Support | 29,728.00 |
| Celebrity Outreach | 2,636.00 |
| Consultants | 297,786.52 |
| Consultants Fee | 283,200.00 |
| **Total Consultants** | **580,986.52** |
| Employee Benefits | 9,000.00 |
| Entertainment - Business Development | 36,157.53 |
| Equipment Leasing | 7,388.59 |
| Insurance | 19,171.18 |
| Interest Paid | 136,040.39 |
| Legal & Professional Fees | 119,390.48 |
| Legal & Professional Services | 2,390.00 |
| Office Supplies & Software | 2,509.77 |
| Payroll Processing Fees | 3,297.42 |
| Podcast | 24,757.10 |
| Postage | 146.85 |
| Rent & Lease | 3,957.71 |
| Taxes & Licenses | 2,878.82 |
| Travel and Transportation | 44,222.10 |
| Utilities | 18,191.60 |
| Web Hosting | 28,488.86 |
| **Total Expenses** | **$1,476,738.67** |
| **NET OPERATING INCOME** | **$-1,473,806.52** |
| **NET INCOME** | **$-1,473,806.52** |

# GrapeStars International, Inc.

## Statement of Cash Flows
### January - December 2020

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -1,473,806.52 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Security Deposit WeWork | 1,447.68 |
| Buratti PA Payable | 22,516.45 |
| Concepta Payable | 50,083.73 |
| Dentons Payable | 3,512.35 |
| Marketing Payable | 3,750.00 |
| Narvar, Inc. Payable | 10,439.00 |
| Silverberg & Weiss Payable | 8,831.50 |
| Accrued Expense | -3.24 |
| Accrued Income | 3.69 |
| Interest Payable | 131,423.96 |
| Shareholder Advance | 128.36 |
| Short Term Loan | -5,250.00 |
| Short Term Loan - Debenture | -48,575.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 178,308.48 |
| **Net cash provided by operating activities** | **$ -1,295,498.04** |
| **INVESTING ACTIVITIES** |  |
| App | -540,183.48 |
| App Development | -400,305.98 |
| **Net cash provided by Investing activities** | **$ -940,489.46** |
| **FINANCING ACTIVITIES** |  |
| Capital Stock | 2,118,578.72 |
| Republic Investment | 117,879.00 |
| **Net cash provided by financing activities** | **$2,236,457.72** |
| NET CASH INCREASE FOR PERIOD | **$470.22** |
| Cash at beginning of period | 14.78 |
| CASH AT END OF PERIOD | **$485.00** |